ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 FEB -8 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. PTTEP 1.910/ 046 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

February 2, 2007

07020903

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Credit Rating on Baht 3,500 Million Debenture
Reference: PTTEP Letter No. 1.910/043/2007, dated January 31, 2007

Reference is made to PTT Exploration and Production Public Company Limited (PTTEP)'s announcement that the Company is in the process of obtaining approval from Securities and Exchange Commission of Thailand (SEC) to issue and offer the unsecured and unsubordinated debentures in the amount of Baht 3,500 million, with a tenor of 3 years.

PTTEP wishes to report that TRIS Rating Company Limited (TRIS Rating) has issued the rating of Baht 3,500 million Debenture at AAA. Furthermore, TRIS Rating has maintained the company rating and issue rating of the Company at AAA, which is the highest rating with smallest degree of credit risk, on February 2, 2007.

Yours sincerely,

PROCESSED
FEB 1 2 2007
THOMSON
FINANCIAL

Suwit Pitrchart
Executive Vice President, Business Development and International Division
Acting President

dw 2/9

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